[Clorox Letterhead]

April 6, 2005

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Avenue, N.W.

Washington, D.C. 20549

Re:	The Clorox Company (the “Company”)

Registration Statement on Form S-4

Registration No. 333-123115

Ladies and Gentlemen:

This letter is provided to the staff of the Securities and Exchange Commission the “Staff”) in connection with the Company’s registration statement referenced above relating to the offer (the “Exchange Offer”) to exchange the Company’s:

•	$500,000,000 aggregate principal amount of the Company’s floating rate senior notes due December 2007, referred to as the 2007 exchange notes, that will be registered under the Securities Act of 1933, as amended (the “Securities Act”), for any and all outstanding floating rate senior notes due December 2007 that the Company issued on December 3, 2004, referred to as the 2007 old notes.

•	$575,000,000 aggregate principal amount of the Company’s 4.20% senior notes due January 2010 that will be registered under the Securities Act, referred to as the 2010 exchange notes, for any and all outstanding 4.20% senior notes due January 2010 that the Company issued on December 3, 2004, referred to as the 2010 old notes.

•	$575,000,000 aggregate principal amount of the Company’s 5.00% senior notes due January 2015 that will be registered under the Securities Act, referred to as the 2015 exchange notes, for any and all outstanding 5.00% senior notes due January 2015 that the Company issued on December 3, 2004, referred to as the 2015 old notes.

The 2007 old notes, the 2010 old notes and the 2015 old notes are collectively referred to herein as the “Initial Securities.” The 2007 exchange notes, the 2010 exchange notes and the 2015 exchange notes are collectively referred to herein as the “Exchange Securities.”

The Company hereby informs the Staff that it is registering the Exchange Offer in reliance on the Staff position enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1989) (the “Exxon Capital Letter”); Morgan Stanley & Co., Incorporated, SEC No-Action Letter (June 5, 1991) (the “Morgan Stanley Letter”) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling Letter”). Unless otherwise indicated, defined terms used herein shall have the same

Securities and Exchange Commission

April 6, 2005

meaning as set forth in the above referenced registration statement, which was filed with the Securities and Exchange Commission on March 3, 2005.

The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Securities to be received in the Exchange Offer, and to the best of the Company’s information and belief, each entity participating in the Exchange Offer is acquiring the Exchange Securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Securities to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing New Securities, such person (i) could not rely on the Staff position enunciated in the Exxon Capital Letter, the Morgan Stanley Letter or interpretive letters of similar intent, and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by a person participating in the Exchange Offer should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

In addition, as required by the Staff pursuant to the Shearman & Sterling letter, the Company will (i) make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Initial Securities acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Securities in exchange for such Initial Securities pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act, in connection with any resale of such Exchange Securities, and (ii) include in the letter of transmittal to be executed by a recipient of Exchange Securities in the Exchange Offer (the “Transmittal Letter”) language to the effect that if such exchange offeree is a broker-dealer holding Initial Securities acquired for its own account as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Securities received in respect of such Initial Securities pursuant to the Exchange Offer. The Transmittal Letter will also include a statement to the effect that by acknowledging the foregoing and delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” with the meaning or the Securities Act.

Securities and Exchange Commission

April 6, 2005

If you have any questions regarding the foregoing please contact Brandon C. Parris at Morrison & Foerster LLP, 19900 MacArthur Boulevard, Irvine, California, 92612, (949) 251-7155.

Sincerely, THE CLOROX COMPANY

By:	/s/ LAURA STEIN
Laura Stein Senior Vice President—General Counsel